Mail Stop 4561



							November 21, 2008

Mr. Tony E. Collins
Interim President and Chief Executive Officer
Security Bank Corporation
4219 Forsyth Road
P.O. Box 4748
Macon, GA 31208-4748


Re: 	Security Bank Corporation
      Preliminary Proxy Statement on Schedule 14A
      File No. 0-23261
      Filed October 29, 2008


Dear Mr. Collins:

      We have completed our review of your filing. We have no further comments at this time.


						Sincerely,



						William Friar
						Senior Financial Analyst








Mr. Tony E. Collins
Security Bank Corporation
November 7, 2008
Page 1